To: Denison Mines Corp.

CONSENT of QUALIFIED PERSON

I, Charles R. Edwards, consent to the public filing of the technical report titled Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada, (the Technical Report) with an effective date of March 31, 2016, by Denison Mines Corp.

I also consent to any extracts from or a summary of the Technical Report in the press release of Denison Mines Corp. dated April 4, 2016 (the “Disclosure”).

I certify that I have read the Disclosure and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 8th day of April 2016.

“signed and sealed”
Charles R. Edwards, PEng
Director, Metallurgy

Amec Foster Wheeler 301-121 Research Drive Saskatoon, SK S7N 1K2 Tel: 306.477.1155 Fax: 306.477.1161 www.amecfw.com